UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for 10/30/2015

Item A.2	CIK Number of registrant: 0000745463

Item A.3	EDGAR Series Identifier: S000011979

Item A.4	Securities Act File Number: 002-90946

Part B: Default or event of insolvency of portfolio security issuer

Not applicable.

Part C: Provision of financial support to fund

Item C.1	Description of nature of support.	Capital contribution in connection with Fund liquidation

Item C.2	Person providing support.	Boston Management and Research

Item C.3	Brief description of relationship between the person providing support and the fund.	Boston Management and Research is the Eaton Vance U.S. Government Money Market Fund’s investment adviser

Item C.4	Date support provided.	10/29/2015

Item C.5	Amount of support.	$32,315

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).	Not applicable.

Item C.7	Value of security supported on date support was initiated (if applicable).	Not applicable.

Item C.8	Brief description of reason for support.	Fund is liquidating and a capital contribution is being made in an amount equal to the difference between the Fund’s net assets and the net asset value of shares outstanding on liquidation date.

Item C.9	Term of support.	Not applicable.

Item C.10	Brief description of any contractual restrictions relating to support.	Not applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable.

Part E: Imposition of liquidity fee

Not applicable.

Part F: Suspension of fund redemptions

Not applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable.

Part H: Optional disclosure

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON VANCE MUTUAL FUNDS TRUST

/s/ Michael J. Hebert
Michael J. Hebert Assistant Treasurer

Date:	10/30/2015